

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

July 7, 2010

Via U.S. Mail

Ms. Helena R. Santos
Chief Executive Officer
Scientific Industries, Inc.
70 Orville Drive
Bohemia, NY   11716

> **Re: Scientific Industries, Inc.**
> **Form 10-K for fiscal year ended June 30, 2009**
> **Filed September 24, 2009**
> **File No. 0-06658**

Dear Ms. Santos:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief